

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 14, 2008

Bill Burbank, Chief Executive Officer and President
China Voice Holding Corp.
327 Plaza Real, Suite 319
Boca Raton, FL 33432

>   **Re: China Voice Holding Corp.**
>   **Registration Statement on Form 10-12G**
>   **Filed October 29, 2008**
>   **File No. 000-53366**

Dear Mr. Burbank:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

Company Overview, page 1

1.   Please provide addition detail, including quantitative detail to the extent practicable, of the significance of each business segment to your historical results of operations. For example, it should be clear that your calling card distribution business has generated a substantial majority of your total revenues and your Chinese communications software development business has accounted for negligible revenues to date. Additionally, provide a geographical breakdown of your historical revenues.

Foreign Companies, page 3

2.   We note your response to comment four in our letter dated September 5, 2008. Please disclose this Chinese operating structure in your registration statement including an organizational chart and a description of the material agreements establishing this operational structure. You should also include risk factor disclosure related to any uncertainty with respect to this operating structure. Finally, explain to us why you do not believe you are required to file the material agreements establishing this operational structure as exhibits to the registration statement.

Products and Services, page 3

Telecommunications Services, page 4

3.   We note that the NOC monitors "the technical environment, from its extensive backbone to network routers, SIP proxies, numerous routing gateways and soft switches." You also refer to your network throughout the registration statement, including in several risk factors. Please include disclosure with more detail the nature and scope of your network and its significance to your different business segments.

Advanced Broadband Hardware Distribution, page 5

4.   Please disclose the basis for your belief that Cable and Voice Corporation is a "leading value-added distributor and manufacturer of advanced broadband products and services." Explain this company's manufacturing capabilities.

Technology and Intellectual Property, page 6

5.   Please explain how the licenses disclosed here are significant to your Chinese operations. We also note that Exhibit 10.2, a list of Chinese licenses, is illegible as filed on the EDGAR system. Please refile this exhibit.

Customers and Certain Contracts, page 8

6.   Where you name customers, as you do in this section, you should provide disclosure addressing their significance to your historical revenues, individually or in the aggregate. Disclose the percentage of your total revenues generated from the Chinese government entities referenced. Also disclose the percentage of your total revenues generated from PrePaid Power Distribution and Sarah Enterprises. Please explain to us why you do not believe you are required to file the exclusive supplier agreement with Sarah Enterprises as an exhibit to the registration statement.

Future Prospective Operations, page 10

7.   Please combine this section with the section titled "Other Business Opportunities and Subsidiaries" beginning on page six. Include disclosure of concrete material actions taken by the company to date to pursue these initiatives or clarify that you do not intend to actively pursue these initiatives until you further establish your existing operations and can generate cash flow from operations.

Item 1A. Risk Factors, page 10

8.   Given the apparent significance of your relationship with China Netcom to your expectations about future performance and financial condition, please add risk factor disclosure addressing the material risks and uncertainties associated with this relationship.

Intellectual property and proprietary rights of others . . ., page 12

9.   Please provide more information about why you "reasonably expect" that you will face claims by patent holding claims. Disclose the nature of the intellectual property expected to be subject to dispute and the significance to your business segments. Also clarify, if true, that CHVC is not a patent holding company.

Termination of relationships with key suppliers . . ., page 13

10.   In the disclosure accompanying risk factor, reference your relationships with PrePaid Power Distribution and Sarah Enterprises and explain the significance of such relationships to your business.

We will rely on dividends and distributions from our Chinese subsidiaries . . ., page 18

11.   We note your reference to affiliates in China. Please disclose in the appropriate section of the registration statement who these affiliates are and how they are significant to your Chinese operations. Explain the nature of your relationship with these affiliates.

Item 2. Financial Information, page 22

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comparisons by Period, page 24

12.   Please provide more detail about the drivers of revenue growth in the calling card distribution segment and the telecommunications service segment. Identify and

quantify material factors contributing to such growth, such as increases in volume and/or pricing, introduction of new products, and entrance into new markets.

13.   We note your response to comment 17 in our letter dated September 5, 2008. Expand the discussion of other income and expenses to discuss the nature of the gain on sale, the excise tax refund and the impairment of assets and investments.

Liquidity and Cash Resources, page 25

14.   We note that you project $100 million of revenues in 2009 and positive cash flow from operations. Please provide more detail about the assumptions behind these projections. For example, disclose the expected relative significance of the expected Chinese contract roll out, sales from private label calling cards in the U.S., and additional sales generated by additional working capital. For each of these three cited factors, discuss in more detail the basis for your expectations and disclose the current status and anticipated timing of these initiatives. Also discuss specific contractual provisions that support your assumptions to the extent applicable.

15.   We note that you expect to continue to raise funds through the first half of 2009. Please discuss with specificity how long you believe you will be able to continue as a going concern without additional external financing. Disclose the status of your material financing efforts, including stock sales and any other asset based or other arrangements, since your fiscal year end.

Item 6. Executive Compensation, page 33

Executive Compensation in Fiscal Year 2008, page 33

16.   Please disclose the total compensation for Chun Lin Xing.

17.   With respect to the stock awards granted to Mr. Ferrer and Mr. Zambrano in 2008, disclose all assumptions made in the valuations. Refer to Regulation S-K Item 402(n)(2)(v) and the Instruction thereto. Additionally, please provide narrative disclosure explaining the material terms of these stock award grants. Refer to Regulation S-K Item 402(o).

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 34

18.   From your disclosure in Recent Sales of Unregistered Securities, it appears that you have engaged in several securities transactions in the last three years with related persons in which the amount involved exceeded the minimum amounts requiring disclosure pursuant to Regulation S-K Item 404(d). Please provide all information about such transactions required by Regulation S-K Item 404.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 35

19.   We note your disclosure that 82,439,473 outstanding common shares are eligible to be sold pursuant to Rule 144. Please clarify whether or not the remainder of your outstanding common shares are eligible for sale without restriction.

Item 10. Recent Sales of Unregistered Securities, page 37

20.   Your disclosure indicates you relied on Regulation S in connection with sales to U.S. persons in certain instances. For example, we note the issuances to two U.S. persons in between January 1, 2006 and March 31, 2007 and to a U.S. person in between January 1, 2007 and March 31, 2007. Please explain the factual basis for your reliance on Regulation S in these instances or correct these references.

21.   We note you disclose the facts you relied on to make all issuances other than issuances pursuant to Regulation D or Regulation S on page 43. Please also briefly disclose the facts you relied on to make your issuances pursuant to Regulation D and Regulation S. Refer to Regulation S-K Item 701(d).

Item 11. Description of Common Stock, page 43

Certain Rights of Holders of Common Stock, page 44

22.   We note your response to comment 29 in our letter dated September 5, 2008. Please revise your introductory language identifying the disclosure as a summary of "certain" significant provisions to remove the implication that you are not disclosing all material information required to be disclosed by Regulation S-K Item 202(a)(5).

Report of Independent Registered Public Accounting Firm, page F-1

23.   We note that your audit report was signed by an audit firm based in Hong Kong. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the facts that the majority of your assets, including your corporate office, and revenues are in the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217. Please tell us if you currently have plans to employ an audit firm located in the United States to render an opinion for fiscal year ended June 30, 2009. If not,

please tell us if your management and accounting records are located in the United States and where the majority of the audit work was conducted.

Note 1. Ownership in China Operations, page F-8

24.   We note your response to comment 32 in our letter dated September 5, 2008. Revise your disclosure to incorporate your response. We note that you have majority and controlling interests in your Chinese operations.

Note 1. Basis of Consolidation, page F-9

25.   We note your response to comment 34 in our letter dated September 5, 2008. As previously requested, revise to clarify that you consolidated Candidsoft which you own a 65% interest and BTSE which you owned a 70% interest. Also, delete your disclosure, "an allocated portion of the results of operations," since it implies pro-rata consolidation.

Note 1. Revenue Recognition, page F-17

26.   We note your response to comment 37 in our letter dated September 5, 2008. Tell us and disclose why it is appropriate to recognize revenue from calling cards and prepaid cellular products upon delivery or shipment.

27.   We note your response to comment 38 in our letter dated September 5, 2008. Tell us in more detail how you considered each factor in EITF 99-19 in concluding that reporting revenues gross is appropriate. Include in your response the specific factor(s) related to your prepaid calling cards business.

Note 1. Convertible Debt, page F-18

28.   We note your response to comment 40 in our letter dated September 5, 2008. Tell us what "Debt Discount Warrants" represents and why you are deducting $573,737 from the amount presented as "Value of warrants and conversion features of debts" in the statements of equity. Also, tell us why the 2007 beneficial conversion features in the statement of cash flows from the previous filing decreased from $1,033,560 to $168,750.

Note 3. Business Combination, page F-20

29.   We note your response to comment four in our letter dated September 5, 2008. For the StreamJet acquisition, it appears to us that the assets test is 26.8% based on StreamJet's total assets of $4,336,594 and your 2007 total assets of $16,162,786. Please provide the audited and pro forma financial statements under Rule 8-04 of Regulation S-X.

30.   We note your response to comment 42 in our letter dated September 5, 2008. Tell us the factors you considered in concluding that the acquisition of East West Global Communications, Inc. was an asset acquisition instead of a business acquisition.

Updating

31.   Update your financial statements and all applicable sections under Rule 8-08 of Regulation S-X.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Ronald L. Brown
        Andrews Kurth LLP
        Via facsimile: (214) 659-4819